Announcement








                  Company Merrill Lynch International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 15:10 13 Mar 2003
                  Number 7071I






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS
      Name of EMM Merrill Lynch International
      Date of disclosure 13 March 2003
      Date of dealing 12 March 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      11 March 2003
      Safeway Plc - Common
      Cambridge Antibody Tech Group - Common
      Oxford Glycosciences Plc
      Morrison (W.M) Supermarkets - Common
      AMENDMENT
      state which element(s) of disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring
      Section of the Panel, Tel. No: 0171 638 0129



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Safeway Plc

      Class of security Common

      Date of disclosure 13 March 2003

      Date of dealing 12 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Trackdean Investments Ltd

      Number of securities purchased 1,209,957

      Highest price paid* GBP2.84

      Lowest price paid* GBP2.82

      Number of securities sold 269,755

      Highest price paid* GBP2.85

      Lowest price paid* GBP2.81

      *Currency must be stated

      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      Dealing in Contract for Differences ("CFD") referenced to Safeway
      Plc
      Ordinary

      Date of Disclosure:

      Date of Dealing

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected

      Product Type SHORT CFD

      Maturity Date 07 December 2003

      Writing of CFD

      Number of Ordinary to which the CFD is referenced Nil

      CFD Reference Price Range n/a

      Closing Out of CFD

      Number of Ordinary to which the CFD is referenced 450,000

      CFD Reference Price Range 2.81 to 2.83 GBP

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood

      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      Dealing in Contract for Differences ("CFD") referenced to Safeway
      Plc
      Ordinary

      Date of Disclosure:

      Date of Dealing

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected Trackdean Investments
      Ltd

      Product TypeLONG CFD

      Maturity Date 07 December 2003

      Writing of CFD

      Number of Ordinary to which the CFD is referenced 1,100,000

      CFD Reference Price Range 2.56 to 2.56 GBP

      Closing Out of CFD

      Number of Ordinary to which the CFD is referencedNil

      CFD Reference Price Rangen/a

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood


      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      Dealing in Contract for Differences ("CFD") referenced to Safeway
      Plc
      Ordinary

      Date of Disclosure:

      Date of Dealing

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected

      Product Type SHORT CFD

      Maturity Date 07 December 2003

      Writing of CFD

      Number of Ordinary to which the CFD is referenced Nil

      CFD Reference Price Range n/a

      Closing Out of CFD

      Number of Ordinary to which the CFD is referenced 1,109,400

      CFD Reference Price Range 2.56 to 2.83 GBP

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Cambridge Antibody Tech Group

      Class of security Common

      Date of disclosure 13 March 2003

      Date of dealing 12 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased 320

      Highest price paid* GBP4.16

      Lowest price paid* GBP4.14

      Number of securities sold Nil

      Highest price paid*n/a

      Lowest Price Paid*n/a

      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Six Continents Plc

      Class of security Ordinary

      Date of disclosure 13 March 2003

      Date of dealing 12 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Six Continents Plc

      Number of securities purchased 397,529

      Highest price paid* GBP6.04

      Lowest price paid* GBP5.71

      Number of securities sold 335,101

      Highest price paid* GBP6.00

      Lowest price paid* GBP5.71

      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Oxford Glycosciences Plc

      Class of security Common

      Date of disclosure 13 March 2003

      Date of dealing 12 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased 13,600

      Highest price paid* GBP1.92

      Lowest price paid* GBP1.90

      Number of securities sold Nil

      Highest price paid*n/a

      Lowest Price Paid*n/a

      *Currency must be stated




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Morrison (W.M) Supermarkets

      Class of security Common

      Date of disclosure 13 March 2003

      Date of dealing 12 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected rackdean Investments Ltd

      Number of securities purchased 138,299

      Highest price paid* GBP1.51

      Lowest price paid* GBP1.48

      Number of securities sold 139,712

      Highest price paid* GBP1.54

      Lowest price paid* GBP1.46

      *Currency must be stated

END